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                               April 7, 2021

       John A. Riley, III
       Chairman of the Board, President and Chief Executive Officer Cullman Bancorp, Inc. /MD/
       316 Second Avenue SW
       Cullman, Alabama 35055

                                                        Re: Cullman Bancorp,
Inc. /MD/
                                                            Registration
Statement on Form S-1
                                                            Filed March 12,
2021
                                                            File No. 333-254220

       Dear Mr. Riley:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed March 12, 2021

       Risk Factors
       The geographic concentration of our loan portfolio and lending activities..., page 22

   1. Please disclose whether your local market area has experienced any material declines in real estate values
during the last year or a material increase in the number of foreclosures.
       Selected Consolidated Financial and Other Data, page 37

   2. We note the allowance for loan losses as a percentage of non-performing loans of
                                                        1,788.64% herein, and
on pages 54, 62, and 79. We also note your disclosure of the allowance for loan
losses as a percentage of non-performing loans of 92.05% in Risk
                                                        Factors on page 22.
Please revise throughout the document as appropriate, or advise accordingly.
 John A. Riley, III
FirstName   LastNameJohn  A. Riley, III
Cullman Bancorp,   Inc. /MD/
Comapany
April       NameCullman Bancorp, Inc. /MD/
       7, 2021
April 27, 2021 Page 2
Page
FirstName LastName
3. On this note, we calculate the allowance for loan losses as a percentage of total loans at
         1,935.25% at 12/31/20, and the non-performing loans as a percentage of total loans at
         0.05% at 12/31/20. This is based on total non-performing loans of $122,000 at 12/31/20
         (non-accrual loans of $18,000 and accruing loans past due 90 days or more of $104,000)
         from the table on page 77. Please revise throughout the document as appropriate, or advise accordingly.
Capitalization , page 46

4. You disclose that the pro forma consolidated capitalization of New Cullman after giving effect to the conversion and offering is based upon the assumptions
set forth in the    Pro
         Forma Data    section and you disclose Pro Forma total stockholders
equity of $81,068
         based upon the sale of 2,770,891 shares at $10.00. Please reconcile this with Pro Forma stockholders equity of $82,412 on page 50 as presented in "Pro Forma Date" and or revise your disclosures accordingly, including for the issuance of the various number of shares sold.
Item 16. Exhibits and Financial Statement Schedules, page II-3

5. Please also include the participation interests in the Item 5 legal opinion.
General

6. Please provide us with supplemental copies of all written Rule 405 under the Securities
         Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact
         Jessica Livingston at (202) 551-3448 to discuss how to submit the materials, if any, to us for our review.
7. We note that the cover page of the registration statement indicates that Cullman Bancorp,
         Inc. and Cullman Savings Bank Profit Sharing Plan are the registrants. Please advise if
         Cullman Savings Bank Profit Sharing Plan is intended to be a co-registrant or remove that entity as a registrant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 John A. Riley, III
Cullman Bancorp, Inc. /MD/
April 7, 2021
Page 3

       You may contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameJohn A. Riley, III                      Sincerely,
Comapany NameCullman Bancorp, Inc. /MD/
                                                          Division of
Corporation Finance
April 7, 2021 Page 3                                      Office of Finance
FirstName LastName